                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939
                              ---------------------

                          EAGLE-PICHER INDUSTRIES, INC.
                               (Name of applicant)

                                580 Walnut Street
                                   PO Box 779
                             Cincinnati, Ohio 45201
                    (Address of principal executive offices)
                              ---------------------

           Securities to be Issued Under the Indenture to be Qualified

               Title of Class                                     Amount
               --------------                                     ------

      Senior Unsecured Divestiture Notes                       $50,000,000


Approximate date of proposed public offering: On, or as soon as practicable after, the Effective Date (as defined in the Applicant's Third Amended Consolidated Plan of Reorganization, dated August 28, 1996).

                     Name and Address of agent for service:

                                JAMES A. RALSTON
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          EAGLE-PICHER INDUSTRIES, INC.
                                580 WALNUT STREET
                                   PO BOX 779
                             CINCINNATI, OHIO 45201
                                 (513) 721-7010

                                    Copy to:

                              RONALD F. DAITZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                                     GENERAL

1. GENERAL INFORMATION. Furnish the following information as to the applicant:

        (a)    Form of organization:

               A corporation.

        (b)    State or other sovereign power under the laws of which organized:

               Ohio.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended (the "Securities Act"), is not required.

               Capitalized terms not otherwise defined in this Form T-3 have the respective meanings assigned to them in that certain Disclosure Statement (the "Disclosure Statement"), a copy of which is included as Exhibit T3E.1 hereto.

               Eagle-Picher Industries, Inc., an Ohio Corporation (the "Applicant"), and a debtor in possession under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), intends to issue its Senior Unsecured Divestiture Notes (the "Indenture Securities") on the Initial Distribution Date, as such term is defined in the Applicant's Third Amended Consolidated Plan of Reorganization (the "Plan"), which the Applicant, together with its Injury Claimants' Committee and the Future Claimants' Representative, filed with the United States Bankruptcy Court for the Southern District of Ohio (the "Bankruptcy Court") on August 28, 1996. The interest rate on the Indenture Securities will be the rate determined by the Applicant's financial advisers in consultation with the financial advisers to the Unsecured Creditors' Committee that will result in the Indenture Securities having a market value on the Effective Date (as defined below) equal to their face amount. The Indenture Securities will mature upon the third anniversary of the Initial Distribution Date. At a hearing held on August 28, 1996, the Bankruptcy Court approved the Disclosure Statement and set November 13, 1996 as the date for a hearing to consider confirmation of the Plan (the "Confirmation Hearing").

               If the Plan is confirmed by the Bankruptcy Court at the Confirmation Hearing, the Applicant presently expects that the Initial Distribution Date and the consummation of substantially all of the transactions contemplated by the Plan will occur on or about November 29, 1996 (the "Effective Date"). On the Effective Date, among other things, certain of the Applicant's existing creditors will receive, in satisfaction of existing claims, a pro rata share of the value of the "Plan Consideration." The Plan Consideration consists of (i) ten million shares of the Applicant's Common Stock to be issued under the Plan, (ii) $50 million aggregate principal amount of the Indenture Securities, (iii) Available Cash (as defined in the Plan), (iv) the Tax Refund Notes (as defined in the Plan), and (v) the Senior Unsecured Sinking Fund Debentures (as defined in the Plan). Holders of Allowed Unsecured Claims and Allowed Environmental Claims (as defined in the Plan) will receive such pro rata share in equal amounts of cash and the Indenture Securities. The trust created under the Plan for the benefit of holders of Asbestos Personal Injury Claims and Lead Personal Injury Claims (the "Trust") will receive the Indenture Securities that are not distributed to the holders of Allowed Unsecured Claims and Allowed Environmental Claims.

               The Applicant believes that the offer and exchange on the Effective Date of the Indenture Securities as described above are exempt from the registration requirements of the Securities Act and of equivalent state securities and "blue sky" laws, by section 1145(a)(1) of the Bankruptcy Code. Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the Indenture Securities under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.


                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.


                             As of November 1, 1996

                                                          Percentage of
                                                         Voting Securities
                                                        Owned Directly or
Applicant's Affiliates                               Indirectly by Applicant
----------------------                               -----------------------
Cincinnati Industrial Machinery Sales Company                   100%
Daisy Parts, Inc.                                               100%
Diehl & Eagle-Picher GmbH                                       100%
Dong Yang Eagle-Picher Limited                                   49%
Eagle-Picher Development Company, Inc.                          100%
   Transicoil Inc.                                              100%
       Transicoil (Malaysia) SDN. BHD.                          100%
   Michigan Automotive Research Corporation                     100%
       Creative Investments Associates                         49.5%
        EDI, Inc.                                               100%
Eagle-Picher Far East, Inc.                                     100%
Eagle-Picher Fluid Systems, Inc.                                100%
Eagle-Picher Holding B.V.                                       100%
   Eagle-Picher Espana, S.A.                                    100%
   Eagle-Picher Industries Europe GmbH                          100%
   Eagle-Picher Industries GmbH                                 100%
       Eagle-Picher Industries Materials GmbH                   100%
   Eagle-Picher UK Limited                                      100%
       Eagle-Picher Fluid Systems Ltd.                          100%
       Eagle-Picher Hillsdale Limited                           100%
Eagle-Picher, Inc.                                              100%

 Eagle-Picher Industries of Canada Limited                       100%
 Eagle-Picher Minerals, Inc.                                     100%
    Eagle-Picher Minerals International S.A.R.L.                 100%
        United Minerals GmbH & Co. KG                             75%
        United Minerals Verwaltungs - und Beteiligungs GmbH       75%
 EPTEC, S.A. de C.V.                                             100%
 Equipos de Acuna, S.A. de C.V.                                  100%
 Hillsdale Tool & Manufacturing Co.                              100%
 Yamanaka EP Corporation                                          35%


 Applicant's Controlling Affiliates                         Bases of Control
 ----------------------------------                         ----------------
   Not Applicable                                            Not Applicable



             As of the Effective Date of the Plan of Reorganization

        The corporate structure of the Applicant will not change from the structure described above, except that (i) the Trust will own 100% of the outstanding common stock of the Applicant and will, therefore, be considered a controlling Affiliate of the Applicant, and (ii) EDI, Inc. will be dissolved on the Effective Date.


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.


                             As of November 1, 1996


Name                          Mailing Address                              Office
----                          ---------------                              ------
Paul W. Christensen, Jr.      c/o Eagle-Picher Industries, Inc.            Director
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

V. Anderson Coombe            c/o Eagle-Picher Industries, Inc.            Director
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

Roger L. Howe                 c/o Eagle-Picher Industries, Inc.            Director
                              580 Walnut Street

                              P.O. Box 779
                              Cincinnati, Ohio  45201

Daniel W. LeBlond             c/o Eagle-Picher Industries, Inc.            Director
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

Thomas E. Petry               c/o Eagle-Picher Industries, Inc.            Chairman of the Board of Directors
                              580 Walnut Street                            and Chief Executive Officer
                              P.O. Box 779
                              Cincinnati, Ohio  45201


Eugene P. Ruehlmann           c/o Eagle-Picher Industries, Inc.            Director
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

Andries Ruijssenaars          c/o Eagle-Picher Industries, Inc.            President and Chief Operating
                              580 Walnut Street                            Officer, Director
                              P.O. Box 779
                              Cincinnati, Ohio  45201

Powell McHenry                c/o Eagle-Picher Industries, Inc.            Director
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

David N. Hall                 c/o Eagle-Picher Industries, Inc.            Senior Vice President-Finance
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

Wayne R. Wickens              c/o Eagle-Picher Industries, Inc.            Senior Vice President
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

Carroll D. Curless            c/o Eagle-Picher Industries, Inc.            Vice President and Controller
                              580 Walnut Street
                              P.O. Box 779
                              Cincinnati, Ohio  45201

James A. Ralston              c/o Eagle-Picher Industries, Inc.            Vice President, General Counsel
                              580 Walnut Street                            and Secretary
                              P.O. Box 779
                              Cincinnati, Ohio  45201

             As of the Effective Date of the Plan of Reorganization

               It is anticipated that the current directors and executive officers of the Applicant will continue to serve in their respective capacities immediately after consummation of the Plan. Upon consummation of the Plan, the Trust will own 100% of the common stock of the Applicant and, accordingly, will have the right to elect directors.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the Applicant.

                             As of November 1, 1996

        No person owns 10% or more of the voting securities of the Applicant.


             As of the Effective Date of the Plan of Reorganization


Name and                           Title of        Amount      % of
Mailing Address                  Class Owned       Owned       Class
---------------                  -----------       ------      -----
Eagle-Picher Industries, Inc.    Common Stock    10,000,000    100%
 Personal Injury Settlement
 Trust


                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the Applicant which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

        (a) No person has acted as an underwriter of any securities of the Applicant, within the three years prior to the date hereof, which securities are outstanding on the date hereof.

        (b) No person will act as underwriter or private placement agent of the Indenture Securities.


                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the Applicant.

                             As of November 1, 1996

Common Stock                               30,000,000; 11,125,000 issued and 11,040,932 outstanding
Preference Stock                           873,457; none issued
9 1/2% Sinking Fund Debentures due 2017    $50,000,000
Industrial Revenue Bonds                   $17,975,000

               On the Effective Date of the Plan of Reorganization

        Upon consummation of the Plan, all of the currently outstanding securities of the Applicant will be cancelled and the authorized and outstanding securities of the reorganized Applicant, as provided in the Plan, will be as follows:

Title of Class              Amount Authorized         Amount Outstanding
--------------              -----------------         ------------------
Common Stock                20,000,000 shares          10,000,000 shares

Indenture Securities        $50,000,000 aggregate     $50,000,000 aggregate
                               principal amount          principal amount

Tax Refund Notes            $68,900,000 aggregate     $68,900,000 aggregate
                               principal amount          principal amount
                               (estimated)               (estimated)

Senior Unsecured Sinking    $250,000,000 aggregate    $250,000,000 aggregate
 Fund Debentures               principal amount          principal amount


        (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

               Each share of Common Stock of the Applicant will be entitled to one vote, and the Applicant's Amended and Restated Articles of Incorporation will not provide for cumulative voting. The Indenture Securities, Tax Refund Notes and Senior Unsecured Sinking Fund Debentures are not entitled to any voting rights.


                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939.

               All references to the Indenture herein refer to the Indenture (the "Indenture") to be dated as of the Effective Date between the Applicant and Star Bank, N.A., as trustee (the "Trustee"). Capitalized terms used in this section 8 which are not otherwise defined below or elsewhere in this Application on Form T-3 have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture. A copy of the Indenture, including the form of Indenture Securities, is included as Exhibit T3C hereto.

        (A) EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE. The following are Events of Default under the Indenture: (i) failure to pay interest on any Security when the same becomes due and payable, which failure to pay continues for a period of 5 business days; (ii) failure to pay principal when due at maturity, upon redemption, or otherwise, or default in payment of the Net Proceeds as required by the Indenture; (iii) violations of any agreement of the Company contained in the Securities or the Indenture, which violation continues for 30 days after notice; or (iv) the occurrence of certain bankruptcy related events.

               If an Event of Default occurs and is continuing, then, either the Trustee or the registered owners of not less than 25% in aggregate principal amount of the Securities, by notice in writing to the Company (and to the Trustee if given by holders), may declare the principal of and accrued interest on all the Securities to be due and payable, and upon any such declaration the same shall become immediately due and payable.

               The foregoing provisions are subject to the condition that if, at any time after the principal of the Securities shall have been so declared due and payable and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, all Events of Default in respect of the Securities other than the nonpayment of the principal of Notes which shall have become due solely by acceleration, shall have been cured, waived or otherwise remedied as provided in the Indenture, then the registered owners of a majority in aggregate principal amount of the Securities by notice to the Trustee, may waive all defaults with respect to the Securities and rescind and annul such declaration and its consequences.

               The Indenture provides that the Trustee shall give the holders notice of any event which is an Event of Default within 90 days after it occurs. Except in the case of a Default in the payment of any Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of Securityholders.

        (B) AUTHENTICATION AND DELIVERY OF DEBENTURES; APPLICATION OF PROCEEDS. Each Security will be signed by two Officers of the Company. A Security will not be valid until authenticated by the manual signature of the Trustee, such signature to be conclusive evidence that the Security has been authenticated under the Indenture.

               No provisions are contained in the Indenture with respect to use by the Company of proceeds of issuance of the Indenture Securities. There will be no proceeds from the issuance of the Indenture Securities because such securities will be issued pursuant to a plan of reorganization approved by the United States Bankruptcy Court in exchange for the discharge of certain claims arising from ownership of certain securities of and claims against the debtors involved in the bankruptcy proceeding.

        (C) RELEASE OF COLLATERAL.  Not Applicable

        (D) SATISFACTION AND DISCHARGE. The Indenture provides that if the Securities mature within one year or are called for redemption within one year, they will be discharged upon deposit with the Trustee of cash or direct obligations of the United States of America, sufficient to pay principal and interest on the Securities to maturity or redemption, as the case may be. In the event the Securities are defeased as aforesaid, the Company will be relieved of its obligations under the Indenture, with certain specified exceptions.

        (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS. The Company is required to furnish the Trustee (within 120 days after the end of each fiscal year) with an Officers' Certificate of the Applicant relating to the knowledge of such officers with respect to the existence of any Default that occurred during the fiscal year, and if they do know of a Default, describing it and its status.

               The Indenture provides that upon any application or request by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee such certificates and opinions as are required by the Trust Indenture Act or the Indenture. Each such certificate or opinion must be in the form of an Officers' Certificate or an Opinion of Counsel. Any certificate or opinion must comply with the requirements of the Trust Indenture Act and the Indenture, and must include the following: a statement that each individual signing the certificate or opinion has read such covenant or condition; a statement of the nature and scope of investigation or examination upon which such certificate or opinion is based; a statement that, in the opinion of such individual, he has made such investigation or examination as is necessary to enable him to express an informed opinion as to whether such covenant or condition has been complied with; and a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

               There is no other person who is an obligor under the Indenture or otherwise upon the Indenture Securities.

Contents of application for qualification. This application for qualification comprises:

        (a)    Pages numbered __ to __, consecutively. (1)

        (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1.

        (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

               Exhibit T3A.1 Articles of Incorporation of the Applicant,
                             currently in effect.

               Exhibit T3A.2 Form of Certificate of Reorganization and
                             Certificate of Amended and Restated Articles of Incorporation of the reorganized Applicant.

               Exhibit T3B.1 Existing Code of Regulations of the Applicant.

               Exhibit T3B.2 Form of Amended Regulations of the
                             reorganized Applicant.

               Exhibit T3C   Form of Indenture to be qualified (including
                             form of Note attached as Exhibit A thereto).

               Exhibit T3E.1 Disclosure Statement for Third Amended
                             Consolidated Plan of Reorganization, dated August 28, 1996 (including the appendices and exhibits attached thereto).

               Exhibit T3E.2 Form of Ballots.

               Exhibit T3F   See the cross-reference sheet contained in the
                             Indenture filed herewith as Exhibit T3C.

           (1) Pursuant to Rule 309(a) of Regulation ST, requirements as to sequential numbering shall not apply to this electronic format document.

                                    SIGNATURE

               Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Eagle-Picher Industries, Inc., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cincinnati, State of Ohio, on the 8th day of November, 1996.

                                       EAGLE-PICHER INDUSTRIES, INC.



                                       By    /s/David N. Hall
                                       ------------------------------------
Attest: By  /s/ James A. Ralston                   Name:  David N. Hall
           ------------------------    Title: Senior Vice President-Finance and
                                              Chief Financial Officer

               Securities Act of 1933 File No.___________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-1
               --------------------------------------------------

                            STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                      PURSUANT TO SECTION 305(b) (2) / X /
               --------------------------------------------------

                        STAR BANK, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

                    A National Banking Association 31-0841368
                        (IRS Employer Identification No.)

                  425 Walnut Street
                  Cincinnati, Ohio                                 45202
                  (Address of Principal Executive Offices        (Zip Code)

                               Cheri Scott-Geraci
                              Senior Trust Officer
                        Star Bank, National Association
                               425 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 632-4389
           (Name, address, and telephone number of agent for services)

                          EAGLE-PICHER INDUSTRIES, INC.
              (Exact name of obligor as specified in its charter)

                      Ohio                           31-0268670
          (State of Incorporation)        (IRS Employer Identification No.)

  580 Building, 580 Walnut Street, Suite 13, Cincinnati, OH         45202
      (Address of principal executive offices)                    (Zip Code)

                      % Senior Unsecured Divestiture Notes
                      (Title of the Indenture securities)

1. General Information. Furnish the following information as Trustee --

   (a) Name and address of each examining or supervising authority to which it is subject.
            Comptroller of the Currency, Washington, D.C.
            Federal Reserve Bank of Cleveland, Ohio
            Federal Deposit Insurance Corporation, Washington, D.C.

   (b)   Whether it is authorized to exercise corporate trust powers.

            The Trustee is authorized to exercise corporate trust powers.

2. Affiliations with obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

              The obligor is not an affiliate of the Trustee (including its parent and any affiliates).

   NOTE: Items 3 through 15 are not applicable because all of the obligor's indebtedness will be discharged upon consummation of the obligor's Plan of Reorganization.

3. Voting Securities of the trustee. Furnish the following information as to each class of voting securities of the trustee (and its parent).

            As of _____________ (insert date within 31 days)

                   Col A.                          Col B
             (Title of Class)              (Amount Outstanding)


4. Trusteeships under other Indentures. If the trustee is a trustee under another Indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

         (a) Title of the securities outstanding under each such other indenture.

         (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b) (1)
               of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

   5. Interlocking directorates and similar relationships with the obligor or underwriters. If the trustee (including its parent and any other affiliates) or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

   6. Voting securities of the trustee (including its parent and any affiliate) owned by the obligor or its officials. Furnish the following information as to the voting securities of the trustee (including its parent and any affiliates) owned beneficially by the obligor and each director, partner and executive officer of the obligor:

                  As of _______________________ (insert date within 31 days)



         Col. A.             Col. B.               Col. C                    Col. D
                                                                             Percentage of
                                                                             Voting Securities
                                                                             Represented by
                                                   Amount Owned              Amount Given
         Name of Owner       Title of Class        Beneficially              in Col. C

   7. Voting securities of the trustee (including its parent and any affiliates) owned by underwriters or their officials. Furnish the following information as to the voting securities of the trustee (including its parent and any affiliates) owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of each such underwriter:

                 As of ___________________(insert date within 31 days)

         Col. A.                    Col B.                    Col. C                    Col. D
                                                                                        Percentage of
                                                                                        Voting Securities
                                                                                        Represented by
                                                              Amount Owned              Amount Given
         Name of Owner              Title of Class            Beneficially              in Col. C

   8. Securities of the obligor owned or held by the trustee (including its parent and any affiliates). Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations default by the trustee (including its parent and any affiliates):

               As of ___________________(insert date within 31 days)

         Col. A               Col. B                Col. C                     Col. D
                                                    Amount Owned
                              Whether the           Beneficially or
                              Securities Are        Held as Collateral         Percent of
                              Voting or             Security for               Class Represented
                              Nonvoting             obligations in             by Amount Given
         Title of Class       Securities            Default                    in Col. C

   9. Securities of underwriters owned or held by the trustee (including its parent and any affiliates). If the trustee (including its parent and any affiliates) owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:

         Col. A                 Col. B               Col. C                    Col. D
                                                     Amount Owned
                                                     Beneficially or
                                                     Held as Collateral        Percent of
                                                     Security for              Class Represented
         Title of Issuer                             Obligations in            by Amount
         and Title of           Amount               Default by                Given in
         Class                  Outstanding          Trustee                   Col. C

   10. Ownership or holdings by the trustee (including its parent and any affiliates) of voting securities of certain affiliates or security holders of the obligor. If the trustee (including its parent and any affiliates) owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10% or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:

              As of _______________________(insert date within 31 days)

         Col. A                Col. B               Col. C                    Col. D
                                                    Amount Owned
                                                    Beneficially or
                                                    Held as Collateral        Percent of
                                                    Security for              Class Represented
         Title of Issuer                            Obligations in            by Amount
         and Title of          Amount               Default by                Given in
         Class                 Outstanding          Trustee                   Col. C

   11. Ownership or holdings by the trustee (including its parent and any affiliates) of any securities of a person owning 50 percent or more of the voting securities of the obligor. If the trustee (including its parent and any affiliates) owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee (including its parent and affiliates):

             As of ______________________(insert date within 31 days)

         Col. A                Col. B                Col. C                     Col. D
                                                     Amount Owned
                                                     Beneficially or
                                                     Held as Collateral         Percent of
                                                     Security for               Class Represented
         Title of Issuer                             Obligations in             by Amount
         and Title of          Amount                Default by                 Given in
         Class                 Outstanding           Trustee                    Col. C

   12. Indebtedness of the Obligor to the Trustee. Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:

               As of ____________________(insert date with 31 days)

         Col. A                         Col. B                   Col. C
                                        Amount
         Nature of Indebtedness         Outstanding              Due Date

13.      Defaults by the Obligor.

              a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

                                     -NONE-

              b) If the Trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series or securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

              As of January 17, 1994 (insert date within 31 days)

                                     -NONE-

         Col. A                  Col. B                 Col. C                     Col. D
                                                        Amount Owned
                                                        Beneficially or
                                                        Held as Collateral         Percent of
                                                        Security for               Class Represented
         Title of Issuer                                Obligations in             by Amount
         and Title of            Amount                 Default by                 Given in

         Class                   Outstanding            Trustee                    Col. C

   14. Affiliations with the Underwriters. If any underwriter is an affiliate of the trustee (including its parent and any affiliates), described each such affiliation.

   15. Foreign Trustee. Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

   16. List of Exhibits. List below all exhibits filed as part of this statement of eligibility.

         1. (a) A copy of the Articles of Association of Star Bank, National Association, Cincinnati (now Star Bank, National Association) as now in effect.

               (b) A copy of the Amended Articles of Association dated June 14,
                   1991, changing the name of the association to Star Bank, National Association.

         2. (a) A copy of the certificate of authority of The First National Bank of Cincinnati (now Star Bank, National Association) to commence business dated September 1, 1922.

               (b) A copy of a Certificate of the Comptroller of the Currency dated December 21, 1973, authorizing F N National Bank to commence the business of banking.

               (c) A copy of a Certificate of the Comptroller of the Currency dated December 28, 1973, approving the merger of The First National Bank of Cincinnati (now Star Bank, National Association) into F N National Bank under the title "The First National Bank of Cincinnati" effective January 2, 1974.

         (d) A copy of a letter dated June 8, 1988, from the Comptroller of the Currency indicating the change in the name of the association to Star Bank, National Association, Cincinnati, effective July 1, 1988.

         (e) A copy of a letter dated July 15, 1991, from the Comptroller of the Currency indicating the change in the name of the association to Star Bank, National Association, effective June 14, 1991.

   3. A copy of the authorization of The First National Bank of Cincinnati (now Star Bank, National Association) to exercise corporate trust powers.

   4. A copy of existing By-Laws to Star Bank, National Association, Cincinnati (now Star Bank, National Association)

   5. The consent of the Trustee required by section 321 (b) of the Trust Indenture Act of 1939.

   6. A copy of the latest report of condition of Star Bank, National Association, published pursuant to law or the requirements of its supervising or examining authority.

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Star Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cincinnati and State of Ohio on the 8th day of November, 1996.

                                       STAR BANK, NATIONAL ASSOCIATION

                                       By: /s/  Stephen J. Blackstone
                                          -------------------------------------
                                                Stephen J. Blackstone
                                                Trust Officer

                                                                   EXHIBIT 1 (a)

                  STAR BANK, NATIONAL ASSOCIATION, CINCINNATI
                                 CHARTER NO. 24
                            ARTICLES OF ASSOCIATION

FIRST: The title of this Association shall be "Star Bank, National Association, Cincinnati."*

SECOND: The main office of the Association shall be in the City of Cincinnati, County of Hamilton, State of Ohio. The general business of the Association shall be conducted at its main office and its branches.

THIRD: The Board of Directors of this Association shall consist of not less than five (5) nor more than twenty-five (25) shareholders, the exact number of Directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof. Unless otherwise provided by the laws of the United States, any vacancy in the Board of Directors for any reason, including an increase in the number thereof, may be filled by action of the Board of Directors.

FOURTH: The annual meeting of the shareholders for the election of Directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office or such other place as the Board of Directors may designate, on the day of each year specified therefor by the Bylaws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

FIFTH: The authorized amount of capital stock of this Association shall be 3,640,000 shares of common stock of the par value of five dollars ($5.00) each, but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of the Association shall have any pre-emptive or preferential right of subscription to any shares of any class of stock of the Association, whether now or hereafter authorized, or to any obligations convertible into stock of the Association issued or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time to time determine and at such price as the Board of Directors may from time to time fix.

The Association, at any time and from time to time, may authorized and issue debt obligations, whether or not subordinated, without the approval of the shareholders.


*Amended June 14, 1991, see attached.

SIXTH: The Board of Directors shall appoint one of its members President of this Association, who shall be Chairman of the Board, unless the Board appoints another Director to be the Chairman. The Board of Directors shall have the power to appoint one or more Vice Presidents; and to appoint a Cashier and such other officers and employees as may be required to transact the business of this Association. The Board of Directors shall have the power to define the duties of the officers and employees of the Association; to fix the salaries to be paid to them; to dismiss them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of the Association shall be made; to manage and administer the business and affairs of the Association; to make all Bylaws that it may be lawful for them to make and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

The Board of Directors, without need for approval of shareholders, shall have the power to change the location of the main office of this Association, subject to such limitations as from time to time may be provided by law; and shall have the power to establish or change the location of any branch or branches of the Association to any other location, without the approval of the shareholders, but subject to the approval of the Comptroller of the Currency.

SEVENTH: The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

EIGHTH: The Board of Directors of this Association, the Chairman of the Board, the President, or any three or more shareholders owning, in the aggregate, not less twenty-five percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of this Association.

NINTH: Any person, his heirs, executors, or administrators, may be indemnified or reimbursed by the Association for reasonable expenses actually incurred in connection with any action, suit, or proceeding, civil or criminal, to which he or they shall be made a party by reason of his being or having been a director, officer, or employee of the Association or of any firm, corporation, or organization which he served in any such capacity at the request of the Association. Provided, however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which he shall finally be adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his duties to the Association; and, provided further, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been made the subject of a compromise settlement except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of the Association, or the Board of Directors, acting by vote of Directors not parties to the same or substantially the same action, suit, or proceeding, constituting a majority of the whole number of Directors. The foregoing right of indemnification shall not be exclusive of other rights to which such person, his heirs, executors, or administrators, may be entitled as a matter of law. The Association may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officers and other employees to the extent that such indemnification is allowed in the preceding paragraph. Such insurance may, but need not, be for the benefit of all directors, officers, or employees.

TENTH: These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law and in that case by the vote of the holders of such greater amount.

                                August 18, 1988

                                                                    EXHIBIT 1(B)

STAR BANC
CORPORATION


                                       June 14, 1991


Deputy Comptroller
Central District
Office of the Comptroller of the Currency
One Financial Place
440 S. LaSalle, Suite 2700
Chicago, Illinois 60605

Dear Deputy Comptroller:

             Re:      Letter of Notification

         Star Bank, National Association, Cincinnati, Charter #24 intends to change its corporate title to Star Bank, National Association. The effective date of the change is June 14, 1991.

         A certified copy of the amendment to the articles of association is enclosed. The amendment conforms to the requirements of 12 USC 21 a.

                                        Sincerely,

                                                 /s/

                                        F. Kristen Koepcke

FKK:bjt

Enclosure

                                                                   EXHIBIT 1 (b)

                 MINUTES OF SPECIAL MEETING OF THE SHAREHOLDER
                  STAR BANK, NATIONAL ASSOCIATION, CINCINNATI

A Special Meeting of the shareholder of Star Bank, National Association, Cincinnati (the "Bank") was held on June 14, 1991.

Mr. Oliver W. Waddell called the meeting to order and selected Mr. F. Kristen Koepke to act as Secretary.

The Secretary reported that all the outstanding shares of the Bank were represented at this meeting and that the shareholder had waived notice of this special meeting. Therefore, a quorum was present.

Mr. Waddell stated that the purpose of the meeting was to consider a proposed name change for the Bank as recommended by the Board of Directors. On motion duly made and carried, the following resolution was adopted:

                  RESOLVED, That Article First of the Articles of Association of the Bank be amended in its entirely to read as follows:

                  FIRST: The title of this Association shall be "Star Bank,
                         National Association."

There being no further business to come before the meeting, on motion duly made and carried, the meeting was adjourned.

                                                     /s/
                                       ----------------------------------------
                                       F. Kristen Koepke, Secretary

Approved:

          /s/
--------------------------------
Oliver W. Waddell
Chairman, Star Banc Corporation,
Shareholder                            Certified Copy


                                               /s/
                                       ----------------------------------------
                                       Secretary

                                                                   EXHIBIT 2 (a)

              COPY OF THE CERTIFICATE OF AUTHORITY OF THE TRUSTEE
                             TO COMMENCE BUSINESS:

                                     NO. 24

E Pluribus Unum

                              TREASURY DEPARTMENT

                     Office of Comptroller of the Currency

                                         Washington, D.C., September 1, 1992

         WHEREAS, the Act of Congress of the United States, entitled, "An Act to amend section 5136, Revised Statutes of the United States, relating to corporate powers of associations, so as to provide succession thereof for a period of ninety-nine years or until dissolved, and to apply said section as so amended to all national banking association", approved by the President on July 1, 1922, provided that all national banking associations organized and operating under any law of the United States on July 1, 1992 should have succession until ninety-nine years from that date, unless such association should be sooner dissolved by the act of its shareholders owning two-thirds of its stock, or unless its franchise should become forfeited by reason of violation of law, or unless it should be terminated by an Act of Congress hereinafter enacted;



         NOW THEREFORE, I, D. R. Crissinger Comptroller of the Currency, do hereby certify that The First National Bank of Cincinnati and State of Ohio , was organized and operating under the laws of the United States on July 1, 1922, and that its corporate existence was extended for the period of ninety-nine years from that date in accordance with and subject to the condition in the Act of Congress hereinbefore recited.

(SEAL) IN TESTIMONY WHEREOF, witness my hand and seal of office this first day of September, 1922

                                  (Signed)    D. R. Crissinger
                                         --------------------------------------
                                           Comptroller of the Currency

                                                                   EXHIBIT 2 (b)

                          Comptroller of the Currency

           TREASURY DEPARTMENT                    OF THE UNITED STATES

                                Washington, D.C.

                  Whereas, satisfactory evidence has been presented to the Comptroller of the Currency that "FN NATIONAL BANK", located in CINCINNATI, State of OHIO, has complied with all provisions of the Statutes of the United States required to be complied with before being authorized to commence the business of banking as National Banking Association;

                  Now, therefore, I hereby certify that the above-named association is authorized to commence the business of banking as a National Banking Association.

                      In testimony whereof, witness my signature and seal of

SEAL                  office this 21st day of December, 1913.

                                          /S/
                            ---------------------------------

                                                                   EXHIBIT 2 (c)

                          Comptroller of the Currency

            TREASURY DEPARTMENT              OF THE UNITED STATES

                                Washington, D.C.

                  WHEREAS, satisfactory evidence has been presented to the Comptroller of the Currency that all requisite legal and corporate action has been taken, in accordance with the statutes of the United States, to merge The First National Bank of Cincinnati, Cincinnati, Ohio, into FN National Bank, Cincinnati, Ohio, under the charter of FN National Bank and under the title "The First National Bank of Cincinnati," with capital stock of $18,200,000;

                  NOW, THEREFORE, it is hereby certified that such merger was approved November 29, 1973, and is effective as of the opening of business January 2, 1974.

                        IN TESTIMONY WHEREOF witness my signature and seal
                       of office this 28th day of December, 1973

SEAL                                          /S/
                               ----------------------------------------
                               James E. Smith
                               Comptroller of the Currency

                                                                    EXHIBIT 2(d)

--------------------------------------------------------------------------------
Comptroller of the Currency
Administrator of National Banks
--------------------------------------------------------------------------------
Central District
One Financial Plaza, Suite 2700
440 South LaSalle Street
Chicago, Illinois  60605

June 8, 1988

Mr. Raymond D. Beck
Secretary & Counsel
First National Cincinnati Corporation
First National Bank Center
425 Walnut Street
Cincinnati, Ohio  45201-1038

Dear Mr. Beck:

The office of the Comptroller of the Currency acknowledges receipt of your letters concerning First National Cincinnati Corporation's banking subsidiarys' title changes and the appropriate amendments to each bank's articles of association. The Office has recorded the following banks' title changes effective July 1, 1988.

Old Title                                        New Title
The First National Bank of Ironton               Star Bank, National Association,
Ironton, Ohio                                    Tri-State
Charter No. 16607

Farmers and Traders National Bank                Star Bank, National Association
Hillsboro, Ohio                                  Hillsboro
Charter No.  17646

The First National Bank of Cincinnati            Star Bank, National Association
Cincinnati, Ohio                                 Cincinnati
Charter No.  24

The First National Bank & Trust Company          Star Bank, National Association
Troy, Ohio                                       Troy
Charter No.  9336

Page 2
Mr. Raymond D. Beck (cont'd)

The Second National Bank of Hamilton             Star Bank, National Association
Hamilton, Ohio                                   Butler County
Charter No.  17200

The Second National Bank of Richmond             Star Bank, National Association
Richmond, Indiana                                Eastern Indiana
Charter No.  1988

The First National Bank of Aurora                Star Bank, National Association
Aurora, Indiana                                  Aurora
Charter No.  699

The Peoples National Bank of Lawrenceburg        Star Bank, National Association
Lawrenceburg, Indiana                            Southeastern Indiana
Charter No.  2612

Newport National Bank                            Star Bank, National Association
Newport, Kentucky                                Campbell County
Charter No.  4765

The First National Bank                          Star Bank, National Association
Sidney, Ohio                                     Sidney
Charter No.  5214

Very truly yours,

David J. Rogers
National Bank Examiner
   Analysis Division

                                                                    EXHIBIT 2(e)

--------------------------------------------------------------------------------
Comptroller of the Currency
Administrator of National Banks
--------------------------------------------------------------------------------
Central District
One Financial Place
440 S. LaSalle, Suite 2700
Chicago, Illinois  60605

July 15, 1991

Mr. F. Kristen Koepcke
Vice President, General Counsel and Secretary
Star Banc Corporation
425 Walnut Street
P.O. Box 1038
Cincinnati, Ohio  45201-1038

Dear Mr. Koepcke:

The Office of the Comptroller of the Currency has received your letter concerning the title change and the appropriate amendment to the bank's articles of association. The Office has recorded that as of June 14, 1991, the title of Star Bank, National Association, Cincinnati, Charter No. 24, was changed to Star Bank, National Association.

As a result of the Garn-St Germain Depository Institutions Act of 1982, this Office is no longer responsible for the approval of national bank name changes nor does it maintain official records on the use of alternate titles. The use of other titles or the retention of the rights to any previously used title is the responsibility of the bank's board of directors. Legal counsel should be consulted to determine whether or not the new title, or any previously used title, could be challenged by competing institutions under the provisions of federal or state law.

Very truly yours,

David J. Rogers
National Bank Examiner
   Analysis Division

                                                                       EXHIBIT 3

                  THE AUTHORIZATION OF THE TRUSTEE TO EXERCISE
                            CORPORATE TRUST POWERS:

                             FEDERAL RESERVE BOARD
                                Washington, D.C.

                                                                 October 9, 1919

         Pursuant to authority vested in the Federal Reserve Board by the Act of Congress approved December 23, 1913, known as the Federal Reserve Act, as amended by the Act of September 26, 1918, the

                       FIRST NATIONAL BANK OF CINCINNATI

has been granted the right to act, when not in contravention of State or local law, as TRUSTEE, EXECUTOR, ADMINISTRATOR, REGISTRAR OF STOCKS AND BONDS, GUARDIAN OF ESTATES, ASSIGNEE, RECEIVER OR IN ANY OTHER FIDUCIARY CAPACITY IN WHICH STATE BANKS, TRUST COMPANIES OR OTHER CORPORATIONS WHICH COME INTO COMPETITION WITH NATIONAL BANKS ARE PERMITTED TO ACT UNDER THE LAWS OF THE STATE OF OHIO. The exercise of such rights shall be subject to regulations prescribed by the Federal Reserve Board.

                                       Federal Reserve Board,



                                                By W. P. G. Harding
                                                         Governor.

ATTEST:
W. T. Chapman
Secretary.

                                 STATE OF OHIO
                        DEPARTMENT OF BANKS AND BANKING
                        Certificate of Authority No. 17
                                 NATIONAL BANKS



         I, Philip C. Berg, Superintendent of Banks, do hereby certify that the First National Bank of Cincinnati, Hamilton County, Ohio has complied with all the requirements provided by law and is authorized to transact the business of a trust company and to perform all the functions granted to such companies by the laws of this state.

                    Given under my hand and official Seal at Columbus, Ohio, this twenty-fifth day of November, A.D. 1919

                                       Philip C. Berg,

                                       Superintendent of Banks.

(SEAL)

                                                                       EXHIBIT 4

                                    BY-LAWS

                          STAR BANK, N.A., CINCINNATI

                                   ARTICLE I

                            MEETINGS OF SHAREHOLDERS

SECTION 1. ANNUAL MEETING

The annual meeting of shareholders shall be held in the main banking house of the Association at 11:00 a.m. on the second Tuesday in February of each year. Notice of such meeting shall be mailed to shareholders not less than ten (10) nor more than sixty (60) days prior to the meeting date.

SECTION 2. SPECIAL MEETINGS

Special meetings of shareholders may be called and held at such times and upon such notice as is specified in the Articles of Association.

SECTION 3. QUORUM

A majority of the outstanding capital stock represented in person or by proxy shall constitute a quorum of any meeting of the shareholders, unless otherwise provided by law, but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held as adjourned without further notice.

SECTION 4. INSPECTORS

The Board of Directors may, and in the event of its failure so to do, the Chairman of the Board shall appoint Inspectors of Election who shall determine the presence of a quorum, the validity of proxies, and the results of all elections and all other matters voted upon by shareholders at all annual and special meetings of shareholders.

SECTION 5. VOTING

In deciding on questions at meetings of shareholders, except in the election of directors, each shareholder shall be entitled to one vote for each share of stock held. A majority of votes cast shall decide each matter submitted to the shareholders, except where by law a larger vote is required. In all elections of directors, each shareholder shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors multiplied by the number of his shares equal, or to distribute them on the same principle among as many candidates as he shall think fit.

                                   ARTICLE II

SECTION 1. TERM OF OFFICE

The directors of this Association shall hold office for one year and until their successors are duly elected and qualified.

SECTION 2. REGULAR MEETINGS

The organization meeting of the Board of Directors shall be held as soon as practical following the annual meeting of shareholders at the main banking house. Other regular meetings of the Board of Directors shall be held without notice at 11:00 a.m. on the second Tuesday of each month except February, at the main banking house, or, provided notice is given by telegram, letter, telephone or in person to every Director, at such time and place as may be designated in the notice of the meeting. When any regular meeting of the Board falls on a holiday, the meeting shall be held on the next banking business day, unless the Board shall designate some other day.

SECTION 3. SPECIAL MEETINGS

Special meetings of the Board of Directors may be called by the Chairman of the Board of the Association, or at the request of three or more Directors. Notice of the time, place and purposes of such meetings shall be given by telegram, letter, telephone or in person to every Director.

SECTION 4. QUORUM

A majority of the entire membership of the Board shall constitute a quorum at any meeting of the Board.

SECTION 5. NECESSARY VOTE

A majority of those Directors present and voting at any meeting of the Board of Directors shall decide each matter considered, except where otherwise required by law or the Articles or By-Laws of this Association.

SECTION 6. COMPENSATION

Directors, excluding full-time employees of the Bank, shall receive such reasonable compensation as may be fixed from time to time by the Board of Directors.

SECTION 7. ELECTION-AGE LIMITATION

No person shall be elected or reelected a Director after reaching his seventieth
(70th) birthday, provided that any person who is a Director on December 10, 1985, may continue to be reelected a Director until he reaches his seventy-fifth
(75th) birthday.

SECTION 8 RETIREMENT-AGE LIMITATION

Every Director of the Bank shall retire no later than the first month next following his seventieth (70th) birthday, except for any person who was a Director on December 10, 1985, who shall retire not later that the first of the next month following his seventy-fifth (75th) birthday.

SECTION 9 DIRECTORS EMERITUS

The Board shall have the right from time to time to choose as Directors Emeritus persons who have had prior service as members of the Board and who may receive such compensation as shall be fixed from time to time by the Board of Directors.

                                  ARTICLE III

                                    OFFICERS

SECTION 1 WHO SHALL CONSTITUTE

The Officers of the Association shall be a Chairman of the Board, a President, a Secretary, and other officers such as Chairman of the Executive Committee, Vice Chairman of the Board, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Trust Officers, Trust Investment Officers, Trust Real Estate Officers, Assistant Trust Officers, a Controller, Assistant Controller, an Auditor and Assistant Auditors, as the Board may appoint from time to time. Any person may hold two offices. The Chairman of the Board, all Vice Chairmen of the Board and the President shall at all times be members of the Board of Directors.

SECTION 2 TERM OF OFFICE

All officers shall be elected for and shall hold office for one year and until their successors are elected and qualified, subject to the right in the Board of Directors by a majority vote of the entire membership to discharge any officer at any time.

SECTION 3 CHAIRMAN OF THE BOARD (Amended 12/13/88-see attachment)

The Chairman of the Board shall be the Chief Executive Officer of the Association and shall have all duties, responsibilities and powers of the Chief Executive Officer. He shall, when present, preside at all meetings of shareholders and directors and shall be ex officio a member of all committees of the Board. He shall name all members of the committees of the Board, subject to the confirmation thereof by the Board.

In the event that there is a vacancy in the position of President or in the event of the absence or incapacity of the President, the Chairman may appoint, or in the event of his failure to do so, the Board of Directors or the Executive Committee thereof may designate any Vice Chairman of the

Board, any Executive Vice President or any Senior Vice President of the Association temporarily to exercise the powers and perform the duties of the Chairman as Chief Executive Officer when the Chairman is absent or incapacitated.

The Board of Directors shall have the power to elect a Chairman of the Executive Committee. Any such Chairman of the Executive Committee shall participate in the formation of the policies of the Association and shall have such other duties as may be assigned to him from time to time by the President or by the Board of Directors.

SECTION 4 PRESIDENT (amended 12/13/88-see attachment)

The President shall participate in the formation and supervision of the policies and operations of the Association and shall perform such other duties as may be assigned to him from time to time by the Board of Directors or by the Chairman of the Board. In the event that there is a vacancy in the position of the Chairman of the Board, the President shall be the Chief Executive Officer of the Association and shall have all the powers and perform all the duties of the Chairman of the Board, including the same power to name temporarily a Chief Executive Officer to serve in the absence of the President.

SECTION 5 CHAIRMAN OF THE EXECUTIVE COMMITTEE

The Board of Directors shall have the power to elect a Chairman of the Executive Committee. Any such Chairman of the Executive Committee shall participate in the formation of the policies of the Association and shall have such other duties as may be assigned to him from time to time by the President or by the Board of Directors.

SECTION 6 VICE CHAIRMEN OF THE BOARD

The Board of Directors shall have the power to elect one or more Vice Chairmen of the Board of Directors. Any such Vice Chairmen of the Board shall participate in the formation of the policies of the Association and shall have such other duties as may be assigned to him from time to time by the Chairman of the Board or by the Board of Directors.

SECTION 7 OTHER OFFICERS

The Secretary and all other officers appointed by the Board of Directors shall have such duties as defined by law and as may from time to time be assigned to them by the Chief Executive Officer or the Board of Directors.

SECTION 8 RETIREMENT

Every officer of the Association shall retire not later than the first of the month next following his sixty-fifth (65th) birthday. The Board of Directors may, in its discretion, set the retirement date and terms of retirement of an officer at a date later than provided above.

                                   ARTICLE IV

                                   COMMITTEES

SECTION 1 EXECUTIVE COMMITTEE

There shall be a standing committee of Directors in this Association to be known as the Executive Committee. This Committee shall meet at 11:00 a.m. on the first and fourth Tuesday of each month. It shall have all of the powers of the Board of Directors between meetings of the Board, except as the Board only by law is authorized to perform or exercise. All actions of the Executive Committee shall be reported to the Board of Directors. In the event that any member of the Executive Committee is unable to attend a meeting of that committee, the Chairman of the Board or the President may, at his discretion, appoint another Director to attend said meeting of the Executive Committee and for that meeting to serve as a member of the Executive Committee with full power to act in place of the absent regular member of the committee.

SECTION 2 COMPENSATION COMMITTEE

There shall be a standing committee of directors of this Association to be known as the Compensation Committee who shall review the compensation of all Executive Officers and those officers who participate in the Profit Sharing Pool as well as fees for directors of the Association. They will recommend specific compensation arrangements to the Board of Directors for their confirmation.

SECTION 3 COMMITTEE ON AUDIT

There shall be a standing committee of Directors of this Association to be known as the Committee on Audit, none of whose members shall be active officers of the Association. This Committee shall make or cause to be made a suitable examination of the affairs of the Association and the Trust Department at least once during each period of twelve months. The results of such examination shall be reported in writing to the Board at the next regular meeting thereafter stating whether the Association and/or Trust Department is in a sound solvent condition, whether adequate internal audit controls and procedures are being maintained and make such recommendations as it deems advisable.

SECTION 4 TRUST COMMITTEE

There shall be a standing committee of Directors of this Association to be known as the Trust Committee. The Trust Committee shall determine policies of the Department and review actions of the Trust Investment Committee. All actions of the Trust Committee shall be reported to the Board of Directors.

SECTION 5 TRUST INVESTMENT COMMITTEE

There shall be a standing committee of this Association to be known as the Trust Investment Committee composed of officers of the Association. The Trust Investment Committee or such officers as may be duly designated by the Trust Investment Committee, shall pass upon the acceptance of all trusts, the closing out or relinquishment of all trusts and the making, retention, or disposition of all investments of trust funds in conformity with policies established by the Trust Committee. Actions of the Trust Investment Committee shall be reported to the Trust Committee.

SECTION 6 PENSION COMMITTEE

There shall be a standing committee of directors or officers of this Association to be known as the Pension Committee, who shall have the powers and duties as set forth in the Association's Employees' Pension Plan. A report of the condition of the pension fund shall be submitted annually to the Board of Directors.

SECTION 7 OTHER COMMITTEES

The Chairman may appoint, from time to time, other committees for such purposes and with such powers as he or the Board may direct.

                                   ARTICLE V

                                      SEAL

SECTION 1 IMPRESSION

The following is an impression of the seal of this Association.

August 25, 1988

RESOLVED, That Section 3 of Article III of the By-Laws of the Bank shall be amended to read:

SECTION 3 CHAIRMAN OF THE BOARD

The Chairman of the Board shall have general executive powers and duties and shall perform such other duties as amy be assigned from time to time by the Board of Directors. In addition, unless the Board of Directors shall have designated the President to be the Chief Executive Officer, the Chairman of the Board shall be the Chief Executive Officer and shall have all the powers and duties of the Chief Executive Officer. He shall, when present, preside at all meetings of shareholders and directors and shall be ex officio a member of all committees of the Board. He shall name all members of the committees of the Board, subject to the confirmation thereof by the Board.

If he is Chief Executive Officer, in the event that there is a vacancy in the position of President or in the event of the absence or incapacity of the President, the Chairman may appoint, or in the event of his failure to do so, the Board of Directors or the Executive Committee thereof may designate, any Vice Chairman of the Board, any Executive Vice President or any Senior Vice President of the Association temporarily to exercise the powers and perform the duties of the Chairman as Chief Executive Officer when the Chairman is absent or incapacitated.

If the President has been designated Chief Executive Officer by the Board of Directors, in the event that there is a vacancy in the position of the President or in the event of the absence or incapacity of the President, the Chairman shall be the Chief Executive Officer of the Association and shall have all the powers and perform all the duties of the President, including the powers to name temporarily a Chief Executive Officer to serve in the absence of the Chairman.

FURTHER RESOLVED, That Section 4 of Article III of the By-Laws of the bank shall be amended to read:

SECTION 4 PRESIDENT

The President shall have general executive powers and duties and shall perform such other duties as may be assigned from time to time by the Board of Directors. In addition, if designated by the Board of Directors, the President shall be the Chief Executive Officer and shall have all the powers and duties of the Chief Executive Officer, including the same power to name temporarily a Chief Executive Officer to serve in the absence of the President if there is a vacancy in the position of the Chairman or in the event of the absence or incapacity of the Chairman.

If the Chairman has been designated Chief Executive Officer by the Board of Directors, in the event that there is a vacancy in the position of the Chairman of the Board or in the event of the absence or incapacity of the Chairman of the Board, the President shall be the Chief Executive Officer of the Association and shall have all the powers and perform all the duties of the Chairman of the Board, including the same power to name temporarily a Chief Executive Officer to serve in the absence of the President.

                                                                       EXHIBIT 5

                           THE CONSENT OF THE TRUSTEE
                         REQUIRED BY 321 (b) OF THE ACT

                  Star Bank, National Association, the Trustee executing the statement of eligibility and qualification to which this Exhibit is attached does hereby consent that reports of examinations of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor in accordance with the provisions of 321 (b) of the Trust Indenture Act of 1939.

                                       STAR BANK, NATIONAL ASSOCIATION

      11/6/96                          BY: /s/ Stephen J. Blackstone
____________________________               ____________________________________
      Date                                     Stephen J. Blackstone
                                               Trust Officer

CONSOLIDATED REPORT OF CONDITION FOR INSURANCE COMMERCIAL AND STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 1995

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET

                                                                                             C400

                           Dollar Amounts in Thousands                          RCFD Bil Mil Thou

ASSETS

1. Cash and balances due from depository institutions (from Schedule RC-A):

   a. Noninterest-bearing balances and currency and coin (1)                              451,065

   b. Interest-bearing balances (2)                                                             0

2. Securities:

   a. Held-to-maturity securities (from Schedule RE-B, Column A)                        1,447,188

   b. Available-for-sale securities (from Schedule RC-B, Column D)                        198,643

3. Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreements subsidiaries, and in YBFs:

   a. Federal funds sold                                                                    5,924

   b. Securities purchased under agreements to resell                                           0

4. Loans and lease financing receivables:

   a. Loans and leases, net of unearned income(from Schedule RC-C)

   b. LESS: Allowance for loan and lease losses

   c. LESS: Allocated transfer risk reserve

   d. Loans and leases, net of unearned income,

      allowance, and reserve (item 4.a minus 4.b and 4.c)                               5,919,755

5. Trading assets (from Schedule RC-D)                                                          0

6. Premises and fixed assets (including capitalized leases)                               100,250

7. Other real estate owned (from Schedule RC-M)                                             2,745

8. Investments in unconsolidated subsidiaries and associated companies (from
   Schedule RC-M)                                                                               0

9. Customers' liability to this bank on acceptances outstanding                            25,372

10. Intangible assets (from Schedule RC-M)                                                215,460

11. Other assets (from Schedule RC-F)                                                     173,361

12. Total assets (sum of items 1 through 11)                                            8,539,763

SCHEDULE RC--CONTINUES

                                                                                                C400

                                                    Dollar Amounts in Thousands    RCFD Bil Mil Thou

LIABILITIES

13. Deposits:

   a.  In domestic offices (sum of totals of columns A and C from Schedule RC-B,
       part I)                                                                             6,604,080

      (1) Noninterest-bearing (1)                                     1,197,784

      (2) Interest-bearing                                            5,406,296

   b.  In foreign offices, Edge and Agreement subsidiaries, and IBFs (from
       Schedule RC-E, Part II)                                                                41,512

      (1)  Noninterest-bearing                                0

      (2) Interest-bearing                               41,512

14. Federal funds purchased and securities sold under agreements ro repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:

   a.  Federal funds purchased                                                               838,507

   b.  Securities sold under agreements ro repurchase                                          5,549

15. a. Demand notes issued to the U.S. Treasury                                              117,994

   b.  Trading liabilities (from Schedule RC-D)                                                    0

16. Other borrowed money:

   a.  With original maturity of one year or less                                              2,422

   b.  With original maturity of more than one year                                                0

17. Mortgage indebtedness and obligations under capitalizated leases                          11,711

18. Bank's liability on acceptances executed and outstanding                                  25,372

19. Subordinated notes and debentures                                                        148,361

20. Other liabilities (from Schedule RC-G)                                                    95,782

21. Total liabilities (sum of items 13 through 20)                                         7,891,290

22. Limited-life preferred stock and related surplus

23. Perpetual preferred stock and related surplus                                                  0

24. Common Stock                                                                              18,200

25. Surplus [exclude all surplus related to preferred stock]                                 197,890

26. a. Undivided profits and capital reserves                                                437,179
                                                                                           ---------
    b. Net unrealized holding gains (losses) on available-for-sale securities                 (4,796)
                                                                                           ---------
27. Cumulative foreign currency translation adjustments                                            0
                                                                                           ---------
28. Total equity capital (sum of items 23 through 27)                                        648,473
                                                                                           ---------
29. Total liabilities, limited-life preferred stock, and equity capital (sum of
   items 21, 22, and 28)                                                        ///////////////////
                                                                                           8,539,763

                                  EXHIBIT INDEX



Exhibit Name and Number                                                 Page No.
-----------------------                                                 --------

Exhibit T3A.1  Articles of Incorporation of the
               Applicant, currently in effect.

Exhibit T3A.2  Form of Certificate of Reorganization
               and Certificate of Amended and Restated
               Articles of Incorporation of the reorganized
               Applicant.

Exhibit T3B.1  Existing Code of Regulations of the
               Applicant.

Exhibit T3B.2  Form of Amended Regulations of the
               reorganized Applicant.

Exhibit T3C    Form of Indenture to be qualified
               (including form of Note attached as Exhibit A thereto).

Exhibit T3E.1  Disclosure Statement for Third Amended
               Consolidated Plan of Reorganization, dated
               August 28, 1996 (including the appendices and exhibits attached thereto).

Exhibit T3E.2  Form of Ballots.

Exhibit T3F    Cross Reference Sheet showing the
               location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust
               Indenture Act of 1939 (included in Exhibit
               T3C hereof).


                                       11